SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

6-K Items

1.	Press Release dated March 30, 2021 re TAT Technologies Ltd. Reports Annual Report 2020 Results.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports 2020 Results

GEDERA, Israel, March 30, 2020 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its audited results for the twelve months ended December 31, 2020.

Key Financial Highlights (*):

•
Total revenues for the twelve months ended December 31, 2020 were $75.3 million compared to $97.4 million for the twelve months ended December 31, 2019, a decrease of 22.7%  The decrease in revenues was the result of the COVID-19 pandemic outbreak which has significant effect on the commercial aviation industry.

•
Gross profit for the twelve months ended December 31, 2020 were $8.4 million (11.2% of revenues) compared to $15.3 million (15.7% of revenues) for the twelve months ended December 31, 2019, a decrease of 44.8%. The decline in gross profit was mainly due to decrease in revenues and fixed charges on the COGS.

•	Adjusted EBITDA for the twelve months ended December 31, 2020 was $1.1 million compared to $7.1 million for the twelve months ended December 31, 2019.

•
GAAP net loss from continued operations for the twelve months ended December 31, 2020 was $3.5 million compared to GAAP net income of $1.5 million for the twelve months ended December 31, 2019. GAAP net income from continued operations for the twelve months ended December 31, 2020 included one-time expenses of approximately $0.8 million.

•
Cash net of debt for December 31, 2020 was $16.2 million compared to $16.0 million for December 31, 2019. During 2020, the Company made significant capital investments related to the two large agreements with Honeywell. Nevertheless, the improvement in cash was mainly due to improved working capital management.

* Financial results for fiscal year 2019 reclassified due to discontinued operation.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, "2020 was a unique and challenging year for the aerospace industry and for TAT. TAT has reacted quickly in early 2020 to the changing environment and adjusted its cost structure to the new environment. We managed to conclude 2020 with positive EBITDA and slight increase in our net cash balance after making some meaningful investments related to the two new strategic agreements with Honeywell. These investments are reflected in the inventory and property, plant and equipment line items in our balance sheet. During 2020, we signed two strategic agreements with Honeywell that are related to MRO services to APU 331-200 and APU 331-500. We believe that such agreements position TAT (through its Piedmont subsidiary) as a global premier MRO services provider. We also believe that the Company would generate significant business and revenues from these two agreements. In addition, TAT has been working on other operational rationalization activities that are expected to yield significant cost savings starting from late 2021. We expect to enjoy the full impact of our above mentioned activities when the industry starts recovering from the COVID 19 crisis.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, depreciation and amortization, inventory impairment from exit and dismissal activity and customers relationship write off. Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in page 11.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2020	2019(*)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,128	$15,959
Accounts receivable, net of allowance for credit losses of $306 thousands as of December 31, 2020	11,355	20,311
Inventory, net	41,223	43,327
Other current assets and prepaid expenses	2,737	2,605
Assets belong to discontinued operation	-	1,401

Total current assets	79,443	83,603

NON-CURRENT ASSETS:
Restricted deposit	176	-
Investment in affiliates	771	956
Funds in respect of employee rights upon retirement	1,186	1,404
Deferred income taxes	566	228
Property, plant and equipment, net	25,737	20,605
Operating lease right of use assets	6,767	6,664
Intangible assets, net	1,475	389
Assets belong to discontinued operation	-	826

Total non-current assets	36,678	31,072

Total assets	$116,121	$114,675

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

	December 31,
	2020	2019(*)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,477	$-
Credit line from bank	3,000	-
Accounts payable	12,222	11,823
Accrued expenses	6,691	7,393
Operating lease liabilities	1,614	1,330
Liabilities belong to discontinued operation	179	158

Total current liabilities	25,183	20,704

NON-CURRENT LIABILITIES:
Long-term loans	3,489	-
Other long-term liabilities	-	62
Liability in respect of employee rights upon retirement	1,410	1,751
Deferred income taxes	-	1,100
Operating lease liabilities	5,758	5,688

Total non-current liabilities	10,657	8,601

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)

Total liabilities	35,840	29,305

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2020 and at December 31, 2019; Issued: 9,854,696 shares at December 31, 2020 and at December 31, 2019; Outstanding: 8,874,696 shares at December 31, 2020 and at December 31, 2019	2,809	2,809
Additional paid-in capital	65,711	65,573
Treasury shares, at cost, 274,473 shares at December 31, 2020 and 2019	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	128	26
Retained earnings	13,721	19,050
Total shareholders' equity	80,281	85,370

Total liabilities and shareholders' equity	$116,121	$114,675

*Reclassified due to discontinued operation

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Year ended December 31,
	2020	2019(*)	2018(*)

Revenue:
Products	$22,739	$25,019	$23,151
Services	52,620	72,460	64,570
	75,359	97,479	87,721

Cost of revenue:
Products	20,751	21,557	23,807
Services	46,173	60,622	55,969
	66,924	82,179	79,776

Gross profit	8,435	15,300	7,945

Operating expenses:
Research and development, net	185	113	458
Selling and marketing	4,369	4,929	4,754
General and administrative	7,612	7,654	7,901
Other expense (income)	315	-	(4)

	12,481	12,696	13,109

Operating income (loss)	(4,046)	2,604	(5,164)

Financial expenses	(999)	(1,270)	(1,555)
Financial income	229	848	1,467

Income (loss) before taxes on income (tax benefit)	(4,816)	2,182	(5,252)

Taxes on income (tax benefit)	(1,517)	589	(1,464)

Income (loss) before share of equity investment	(3,299)	1,593	(3,788)

Share in results of equity investment of affiliated companies	(185)	(132)	(140)

Net income (loss) from continued operation	$(3,484)	$1,461	$(3,928)

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

	Year ended December 31,
	2020	2019(*)	2018(*)

Net loss from discontinued operation	$(1,845)	$(655)	$(480)
Net income (loss)	$(5,329)	$806	$(4,408)

Net income (loss) per share basic and diluted from continued operation	$(0.39)	$0.17	$(0.45)
Net loss per share basic and diluted from discontinued operation	$(0.21)	$(0.07)	$(0.05)
Net income (loss) per share basic and diluted	$(0.6)	$0.1	$(0.5)

Weighted average number of shares outstanding:
Basic	8,874,696	8,874,696	8,864,885
Diluted	8,874,696	8,874,696	8,864,885

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year ended December 31,
	2020	2019(*)	2018(*)

Net income (loss)	$(5,329)	$806	$(4,408)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	232	372	(672)
Reclassification adjustments for gains from derivatives included in net income	(130)	(140)	331
Total other comprehensive income (loss)	$102	$232	$(341)

Total comprehensive income (loss)	$(5,227)	$1,038	$(4,749)

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2017	9,102,917	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Comprehensive income (loss)	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation	-	-	272	-	-	-	272
Exercise of options	19,584	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018	9,122,501	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138

BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2020	2019(*)	2018(*)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,329)	$806	$(4,408)
Net income (loss) from continued operations	(3,484)	1,461	(3,928)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,065	4,292	4,065
Loss on sale of property, plant and equipment	-	-	-
Loss (gain) from change in fair value of derivatives	(34)	(311)	382
Non cash finance expense	566	354	-
Change in provision for doubtful accounts	(8)	38	(347)
Share in results of affiliated companies	185	132	140
Share based compensation	138	38	272
Liability in respect of employee rights upon retirement	(341)	(897)	(587)
Impairment of intangible assets	298	-	-
Deferred income taxes, net	(1,438)	(450)	(102)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	9,472	(2,037)	6,477
Decrease (increase) in other current assets and prepaid expenses	310	2,500	(1,575)
Decrease (increase) in inventory	1,868	(5,740)	381
Increase (decrease) in trade accounts payable	(5,336)	3,349	(1,137)
Increase (decrease) in accrued expenses	(252)	982	(1,920)
Increase (decrease) in other long-term liabilities	(62)	(118)	34
Net cash provided by operating activities from continued operation	$5,947	$3,593	$2,155

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	(10)	(26)
Funds in respect of employee rights upon retirement	-	-	(22)
Proceeds from sale of property and equipment	-	-	7
Purchase of property and equipment	(3,894)	(3,269)	(4,270)
Purchase of intangible assets	(1,513)	-	-
Maturities of deposits	-	-	470
Net cash used in continued investing activities	$(5,407)	$(3,279)	$(3,841)

	Year ended December 31,
	2020	2019(*)	2018(*)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	3,960	-	-
Proceeds from long-term loans received	3,692
Exercise of options	-	-	197
Net cash provided by continued financing activities	7,652	-	197

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net loss from discontinued operation	(1,845)	$(655)	$(480)
Net cash provided by operating activities	1,998	484	405
Net cash used in investing activities	-	(134)	-
Net cash provided by (used in) discontinued activities	153	$(305)	(75)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	8,345	9	(1,564)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	15,959	15,950	17,514
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	24,304	15,959	15,950

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$6,575	$942	$523
Additions of operating lease right-of-use assets and operating lease liabilities	$1,756	$648	-

Supplemental disclosure of cash flow information:
Interest paid	$(3)	$(28)	$(10)
Income taxes received (paid), net	$(3)	$673	$(1,087)

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	December 31,	December 31,
	2020	2019(*)
	(audited)	(audited)
Net income (loss)	$(5,329)	$806
Adjustments:
Share in results of equity investment of affiliated companies	185	132
Taxes on income (tax benefit)	(1,517)	589
Financial expenses, net	770	422
Other expenses	315	-
Depreciation and amortization	4,259	4,394
Net loss from discontinued operation	1,845	655
Share base compensation	138	38
Exit and disposal activity	450	-

Adjusted EBITDA	1,116	7,036

*Reclassified due to discontinued operation

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: March 30, 2021